

Deutsche Bank AG
1 Columbus Circle
New York, NY 10019
Tel 212-250-2500

July 31, 2024

<u>**Via Electronic Submission**</u>

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC, 20549

Re: Form SBSE-A/A Filing

To Whom It May Concern:

Kindly find below the "Summary of Changes" document, which will be submitted separately in the EDGAR system under the type "Exhibit-99.35":

- "Form SBSE-A/A Schedule A – Principals That Are Individuals" document
    o Principal Added
        ▪ Laura Padovani

Respectfully,

Kirsten Salley
Director, Head of IB US Regulatory Compliance